

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2013

Via E-Mail
Edward J. Peplinski
EHouse Global, Inc.
Chief Executive Officer
48 Zephyr Lane
Springfield, MA 01128

>   **Re: EHouse Global, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed March 19, 2013**
>   **File No. 333-158584**

Dear Mr. Peplinski:

We have completed our review of your filing. However, we remind you of your obligation to obtain and file a letter from your former accountant, as required by Item 304(a)(3) of Regulation S-K. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Karl Hiller
>
>   Karl Hiller
>   Branch Chief